EXHIBIT 21.1

SUBSIDIARY LISTING

The companies listed below are the primary subsidiaries of the Company. The financial data for these subsidiaries comprised the Company’s consolidated and combined financial statements.

Name of Company	Organized Under Laws of
Domestic:
Olsen Medical, LLC	Delaware
Symmetry Surgical International Inc.	Delaware
Specialty Surgical Instrumentation, Inc. (d/b/a Symmetry Surgical Inc.)	Tennessee
S.S.I.I. LP, LLC	Delaware
Symmetry Surgical IP, LLC	Delaware
Symmetry Medical SSI Real Estate, LLC	Tennessee

International:
Symmetry Surgical, GmbH	Germany
Symmetry Surgical Netherlands, CV	Netherlands
Symmetry Surgical Netherlands, BV	Netherlands
Symmetry Surgical Switzerland GmbH	Switzerland